

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

Via E-Mail
Mr. Todd Kahn
General Counsel
Coach, Inc.
516 West 34th Street
New York, New York 10001

>   **Re: Coach, Inc.**
>   **Form 8-K**
>   **Filed August 2, 2011**
>   **File No. 001-16153**

Dear Mr. Kahn:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment we may have additional comments.

Form 8-K filed August 2, 2011

1. We reviewed your response to our prior comment 3. We do not believe the inclusion of a full non-GAAP income statement is appropriate under the circumstances you have outlined in your response and consistent with Regulation G. As such, please confirm in future Exchange Act filings you will not include a full non-GAAP income statement related to such adjustments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at 202-551-3727 or Brian Bhandari at 202-551-3390 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining